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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Citizens Financial Plus, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2017 St. John Ave., Suite A
(No. and Street)

Dyersburg	TN	38024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Hopper — 731-285-8880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alexander Thompson Arnold PLLC
(Name – *if individual, state last, first, middle name*)

185 N. Church Street	Dyersburg	TN	38024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6

OATH OR AFFIRMATION

I, J. Thomas Hopper, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Citizens Financial Plus, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

PATRICIA J. MOORE STATE OF TENNESSEE NOTARY PUBLIC COUNTY OF DYER

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011 and 2010

ALEXANDER
THOMPSON
ARNOLD
PLLC

Certified Public Accountants

FIRST CITIZENS FINANCIAL PLUS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2011 and 2010

FIRST CITIZENS FINANCIAL PLUS, INC.
TABLE OF CONTENTS

FINANCIAL SECTION

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Independent Auditor's Report

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the accompanying statements of financial condition of First Citizens Financial Plus, Inc., (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Citizens Financial Plus, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Supplementary Information schedule required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2012

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets		
Cash and cash equivalents	$ 228,126	$ 293,928
Certificates of deposit	1,150,000	975,000
Accrued interest receivable	1,141	1,029
Prepaid expense	28,375	37,500
Commissions receivable	49,647	69,846
Total current assets	1,457,289	1,377,303
Fixed assets		
Furniture and equipment, net	56,188	65,679
Total assets	**$ 1,513,477**	**$ 1,442,982**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accrued taxes	$ 52,494	$ 78,246
Accrued commissions	9,335	23,818
Accrued retirement	43,812	14,468
Other liabilities	16,165	10,901
Total current liabilities	121,806	127,433
Stockholders' equity		
Capital stock, $250 par value - 1,000 shares authorized; 807 shares issued and outstanding in 2011 and 2010	201,750	201,750
Additional paid-in capital	280,000	280,000
Retained earnings	909,921	833,799
Total stockholders' equity	1,391,671	1,315,549
Total liabilities and stockholders' equity	**$ 1,513,477**	**$ 1,442,982**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2011 and 2010

	2011	2010
Income		
Commissions earned	$ 1,262,627	$ 1,080,414
Interest income	3,892	6,001
Miscellaneous	6,972	8,015
Total Income	1,273,491	1,094,430
Expenses		
Salaries and employee benefits	519,917	485,506
Commissions	387,604	296,749
Occupancy expenses	66,919	64,829
Depreciation	15,539	14,244
Office expenses	11,317	8,866
Advertising	42,402	47,343
Affiliation fees	42,785	30,612
Other fees	4,854	5,376
Computer services	13,923	19,042
Regulatory costs	13,153	15,023
Professional services	17,923	35,099
Dues and subscriptions	1,144	2,953
Repair and maintenance	5,052	4,981
Travel and seminars	1,787	6,801
Other expenses	302	683
Total Expenses	1,144,621	1,038,107
Income before income taxes	128,870	56,323
Provision for income tax expense	52,748	23,729
Net Income	**$ 76,122**	**$ 32,594**
Earnings per share	$ 94.33	$ 40.39
Weighted average shares outstanding	807	807

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended December 31, 2011 and 2010

	Capital Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2010	$ 201,750	$ 280,000	$ 801,205	$ 1,282,955
Net income			32,594	32,594
Balance - December 31, 2010	**201,750**	**280,000**	**833,799**	**1,315,549**
Net income			76,122	76,122
Balance - December 31, 2011	**$ 201,750**	**$ 280,000**	**$ 909,921**	**$ 1,391,671**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Years Ended December 31, 2011 and 2010

	2011	2010
Total Liabilities	$ 121,806	$ 127,433
Liabilities Subordinate to General Creditors	$	$

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2011 and 2010

	2011	2010
Operating activities		
Net income	$ 76,122	$ 32,594
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	15,539	14,244
Decrease (increase) in accrued interest receivable	(112)	560
Decrease (increase) in prepaid expenses	9,125	14,283
Decrease (increase) in commissions receivable	20,199	(5,450)
Increase (decrease) in accrued taxes	(25,752)	8,729
Increase (decrease) in accrued commissions	(14,483)	(12,986)
Increase (decrease) in accrued retirement	29,344	4,036
Increase (decrease) in other liabilities	5,264	(7,585)
Net cash provided (used) by operating activities	115,246	48,425
Investing activities		
Purchase of fixed assets	(6,048)	(11,574)
Redemption (purchase) of certificates of deposit	(175,000)	25,000
Net cash provided (used) by investing activities	(181,048)	13,426
Increase (Decrease) in Cash and Cash Equivalents	**(65,802)**	**61,851**
Cash and cash equivalents at beginning of year	293,928	232,077
Cash and cash equivalents at end of year	$ 228,126	$ 293,928
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	**$ 78,500**	**$ 15,000**

The accompanying notes are an integral part of these financial statements.

FIRST CITIZENS FINANCIAL PLUS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011 and 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

The accounting and reporting policies of First Citizens Financial Plus, Inc., conform to generally accepted accounting principles and are summarized as follows:

A. Organization

The Company was chartered on January 28, 1985, in the State of Tennessee as a wholly owned subsidiary of First Citizens National Bank, Dyersburg, Tennessee. The Company began operations on June 3, 1985. In December 1988, the Company was accepted as a member with the National Association of Securities Dealers (NASD) and was granted registration as a broker/dealer with the State of Tennessee. As required by the Securities Exchange Commission Act of 1934, under Rule X-17-F-la, First Citizens Financial Plus, Inc., is registered with the Securities Information Center. As of December 31, 2011 and 2010, the Company is in good standing with the Securities Information Center.

B. Nature of Operations

The Company provides securities, brokerage services, and investment advice to customers, primarily located in the West Tennessee area.

C. Basis of Accounting

The financial statements of the Company are presented using the accrual basis of accounting. Certain balances have been reclassified to conform to current year presentation.

D. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Cash and Cash Equivalents

Cash and cash equivalents consist of cash in bank and money market savings with a maturity date of less than ninety days.

F. Fixed Assets

Fixed assets of the Company are recorded at cost and are depreciated over their estimated useful lives utilizing the straight-line method.

G. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

H. Advertising Costs

Advertising costs are expensed as incurred.

I. Date of Management Review

Subsequent events have been evaluated through February 23, 2012, which is the date the financial statements were available to be issued.

NOTE 2 - INCOME TAXES

First Citizens Financial Plus, Inc., files consolidated federal and state corporate income tax returns with its parent company and records as provision for income tax its proportionate share of the consolidated taxes.

As of December 31, 2011 and 2010, the financial statement and tax basis of assets and liabilities of First Citizens Financial Plus, Inc., are the same, and as a result, no deferred tax assets or liabilities exist.

NOTE 3 - FIXED ASSETS

Fixed assets used in the ordinary course of business are summarized as follows:

	2011	2010
Furniture and equipment	$ 261,594	$ 255,547
Less: accumulated depreciation	205,406	189,868
	$ 56,188	$ 65,679

NOTE 4 - EMPLOYEE STOCK OWNERSHIP PLAN AND 401(k) PLAN

The employees of First Citizens Financial Plus, Inc., participate in the First Citizens National Bank of Dyersburg Employee Stock Ownership Plan (the "ESOP") and the First Citizens National Bank 401(k) Plan (the "401(k) Plan") maintained by the parent company, First Citizens National Bank. The 401(k) Plan was adopted October 1, 2000. The plans provide for a contribution annually not to exceed 25% of the total compensation of all participants and afford eligibility for participation to all full-time employees who have completed at least one year of service and are age 21 or older.

The Company contributes annually amounts equal to 3% of total eligible compensation to the 401(k) Plan. For the ESOP, the Company's annual contributions for the years ended December 31, 2011 and 2010 were 6% and 2% of total eligible compensation, respectively. Total eligible compensation for both plans consists of total compensation subject to income tax. Total eligible compensation includes any salary deferrals made through the 401(k) Plan and Section 125 Cafeteria Plan and is subject to maximum limits set annually by the IRS. Each participant may also elect to defer up to 75% of his or her pay into the 401(k) Plan, subject to dollar limitations imposed by law.

Cash contributions to the 401(k) Plan for the years ended December 31, 2011 and 2010 were $61,396 and $33,404, respectively. Cash contributions to the 401(k) and ESOP Plan are reported in Salaries and Employee Benefits on the Statement of Income.

NOTE 5 - SIGNIFICANT CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2011 and 2010, First Citizens Financial Plus, Inc. had deposits in the amount of $203,659 and $217,634, respectively, which were not insured.

NOTE 6 - OPERATING LEASE

Beginning July 1, 2005, First Citizens National Bank, the parent company of First Citizens Financial Plus, Inc., entered into a 5 year lease agreement for office space for First Citizens Financial Plus, Inc., which is located at 2017 St. John Street, Dyersburg, Tennessee. First Citizens National Bank will pay $1,850 per month for the entire term of the lease and the rent shall be prorated for any partial month. Based on a review of the agreement, after five years First Citizens National Bank will have the option to renew the lease for an additional 5 year period at the same rental amount, then the lease agreement can be renewed for an additional five years for a rental fee of $2,460 per month commencing on July 1, 2015.

Future lease payments are as follows:

2012	$ 22,200
2013	22,200
2014	22,200
2015	25,860
2016	29,520
	$ 121,980

SUPPLEMENTARY INFORMATION SECTION

FIRST CITIZENS FINANCIAL PLUS, INC.
COMPUTATION OF NET CAPITAL
December 31, 2011 and 2010

	2011	2010
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Investment Advisory		
Net Capital		
Total Stockholders' Equity	$ 1,391,671	$ 1,315,549
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,341,671**	**$ 1,265,549**
Aggregate Indebtedness		
Accrued liabilities	$ 121,806	$ 127,433
Total Indebtedness	**$ 121,806**	**$ 127,433**
Computation of Net Capital Requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission Act of 1934 for Broker/Dealer - Note 4		
Net Capital		
Total Stockholders' Equity	$ 1,391,671	$ 1,315,549
Less: adjustment for non-allowable items:		
Other assets	28,375	37,500
Furniture and fixtures	56,188	65,679
Haircuts on securities	5,653	6,021
Net Capital	1,301,455	1,206,349
Net Capital Requirement - Greater of $50,000 or 6.23% of aggregate indebtedness	50,000	50,000
Excess Net Capital	**$ 1,251,455**	**$ 1,156,349**
Reconciliation of Net Capital as reported on unaudited FOCUS Part II A Filing and Net Capital as shown above:		
Net capital per Part II A Filing	$ 1,301,455	$ 1,206,349
Net Capital	**$ 1,301,455**	**$ 1,206,349**
Aggregate Indebtedness		
Accrued liabilities	$ 121,806	$ 127,433
Ratio: Aggregate Indebtedness/Net Capital	9.36%	10.56%

See independent auditor's report.

INTERNAL CONTROL SECTION

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Members of

American Institute of Certified Public Accountants
AICPA Center for Public Company Audit Firms
AICPA Governmental Audit Quality Center
AICPA Employee Benefit Plan Audit Quality Center
Tennessee Society of Certified Public Accountants
Kentucky Society of Certified Public Accountants

Report on Internal Control

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In planning and performing our audit of the financial statements of First Citizens Financial Plus, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2012

AGREED-UPON PROCEDURES SECTION

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by First Citizens Financial Plus, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating First Citizens Financial Plus, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Citizens Financial Plus, Inc.'s management is responsible for First Citizens Financial Plus, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Dyersburg, TN
Henderson, TN
Jackson, TN
Martin, TN
McKenzie, TN
Milan, TN
Murray, KY
Paris, TN
Trenton, TN
Union City, TN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alexander Thompson Arnold PLLC

Dyersburg, Tennessee
February 23, 2012

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, , 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036868 FINRA
First Citizens Financial Plus Inc
2017 Saint John Ave Ste A
Dyersburg Tn 38024-2209

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Hopper 731-285-8880

2. A.	General Assessment (item 2e from page 2)	$706
B.	Less payment made with SIPC-6 filed (exclude interest) 07/25/11 Date Paid	(366)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	340
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$340
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ AMENDED FORM
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Citizens Financial Plus, Inc
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 09 day of February, 20 12.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 20 11
and ending 12/31, 20 11
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,273,493
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	949,897
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,855
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	5,187
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	990,939
2d. SIPC Net Operating Revenues	$ 282,554
2e. General Assessment @ .0025	$ 706

(to page 1, line 2.A.)

ALEXANDER THOMPSON ARNOLD PLLC

Certified Public Accountants

www.atacpa.net

185 North Church Street
Dyersburg, TN 38024

Telephone: (731) 285-7900
(800) 608-5612
Fax: (731) 285-6221

February 23, 2012

Board of Directors
First Citizens Financial Plus, Inc.
Dyersburg, Tennessee

We have audited the financial statements of First Citizens Financial Plus, Inc., for the years ended December 31, 2011 and 2010 and have issued our report thereon dated February 23, 2012. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated August 3, 2011. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by First Citizens Financial Plus, Inc. are described in Note 1 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2011. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. The most sensitive estimate affecting the financial statements was:

> Management's estimate of the accruals for commissions receivable and commissions payable is based on projections provided by the fund companies as well as historical information. We evaluated the key factors and assumptions used to develop the estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. We proposed no audit adjustments that could, in our judgment, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 23, 2012.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship, and our responses were not a condition to our retention.

<u>Other Information in Documents Containing Audited Financial Statements</u>

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the board of directors, others within the organization, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934, and the management of First Citizens Financial Plus, Inc. and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,

Alexander Thompson Arnold PLLC